SLM Corporation ABS Investor Presentation American Securitization Forum Conference February 4-6, 2008

This presentation contains forward-looking statements and information that are based on management's current expectations as of the date of this document. When used in this report, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause the actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, increased financing costs and more limited liquidity as a result of current conditions in the credit markets or otherwise; any adverse outcomes in any significant litigation to which we are a party; changes in the terms of student loans and the educational credit marketplace arising from the implementation of applicable laws and regulations and from changes in these laws and regulations, which may reduce the volume, average term and yields on student loans under the Federal Family Education Loan Program ("FFELP") or result in loans being originated or refinanced under non-FFELP programs or may affect the terms upon which banks and others agree to sell FFELP loans to the Company. In addition, a larger than expected increase in third party consolidations of our FFELP loans could materially adversely affect our results of operations. The Company could also be affected by changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students and their families; incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements; changes in the composition of our Managed FFELP and Private Education Loan portfolios; changes in the general interest rate environment and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase or carry education loans; changes in projections of losses from loan defaults; changes in general economic conditions; changes in prepayment rates and credit spreads; and changes in the demand for debt management services and new laws or changes in existing laws that govern debt management services. The Company does not undertake any obligation to update or revise these forward looking statements to conform the statement to actual results or changes in the Company's expectations. Forward Looking Statements

Non-GAAP Financial Measures - The following presentation includes non-GAAP performance measures. A presentation of the most comparable GAAP financial measures and a reconciliation of the non-GAAP performance measures to the most directly comparable GAAP financial measures are included in the our most recent quarterly earnings release, quarterly earnings report on Form 10-Q and annual report on Form 10-K, which are available on our website at (http://www.salliemae.com/about/investors/stockholderinfo/earningsinfo) and (http://www.salliemae.com/about/investors/stockholderinfo/secfilings) and on the SEC's website (http://www.sec.gov). U.S. Government Guaranteed Student Loans - The following presentation contains references to U.S. Government guaranteed student loans. All such references are to loans made in compliance with the Federal Family Education Loan Program ("FFELP"), under Title IV of the Higher Education Act, to finance educational costs. As more fully described in our most recent quarterly earnings release, quarterly earnings report on Form 10-Q and annual report on Form 10-K, available on our website at (http://www.salliemae.com/about/investors/stockholderinfo/earningsinfo) and (http://www.salliemae.com/about/investors/stockholderinfo) and on the SEC's website (http://www.sec.gov), the federal guarantee of FFELP loans is conditioned on loans being originated, disbursed and serviced in accordance with ED regulations. In addition, unless a loan default results from the borrower's death, disability or bankruptcy, the federal government guarantees only 97 percent of the principal balance (95 percent on loans disbursed after October 1, 2012) plus accrued interest and the holder of the loan generally must absorb the three percent (five percent after October 1, 2012) not guaranteed as a loss on the loan ("Risk Sharing"). Additional Information - The following presentation contains certain information about the Company that management believes is important to investors, but should be read in conjunction with other material information about the Company, including, but not limited to, the operational, market and interest rate, political and regulatory, liquidity, credit, and consolidation loan refinancing risks that the Company faces. For a discussion of the risks described above as well as additional information about the Company you should refer to our most recent quarterly earnings release, quarterly report on Form 10-Q and annual report on Form 10-K, available on our website at (http://www.salliemae.com/about/investors/stockholderinfo/earningsinfo) and (http://www.salliemae.com/about/investors/stockholderinfo/secfilings) and on the SEC's website (http://www.sec.gov). For a discussion of the specific characteristics of any specific security, you should refer to the pricing supplement, prospectus supplement and/or prospectus applicable to that security. Disclosures

SLM Corporation Overview

Overview of SLM Corp. #1 originator, servicer and collector of student loans in the U.S. education lending market $164 billion managed student loan portfolio, 83% of which is U.S. government guaranteed1 Profitable since its founding in 1972, through various political, interest rate and economic cycles2 1 As of December 31, 2007 2 Based on annual "Core Earnings" Net Income 2 Based on annual "Core Earnings" Net Income 2 Based on annual "Core Earnings" Net Income

Recent Events From October, 2007 through January, 2008, SLM priced five separate FFELP Stafford and Consolidation Loan ABS transactions, aggregating over $8.9B Also during that period... On December 12, 2007, SLM announced it will be more selective in its origination activities in response to the impact of changes to the FFELP and capital markets conditions On December 27, 2007, SLM priced public offerings of $2.0B common stock and $1.0B mandatory convertible preferred stock, with $2.0B of the proceeds used to eliminate its equity forward position On January 7, 2008, SLM announced that Anthony Terracciano was appointed Chairman of the Board, Albert Lord was appointed Vice Chairman of the Board and will continue as CEO, and Jack Remondi was appointed Vice Chairman and CFO On January 23, 2008, SLM announced Q4 and full year 2007 earnings and that it planned to curtail private education lending to students attending schools where loan performance was significantly below expectations On January 28, 2008, SLM announced it received $31B of ABCP conduit and other financing commitments to refinance its interim ABCP conduit facilities, and that lawsuits and counterclaims filed in connection with the proposed merger were dismissed and the merger agreement terminated

Anthony P. Terracciano, Chairman of the Board Tony was formerly President of First Union Corporation, Chairman and Chief Executive Officer of First Fidelity Bank Corporation, President and Chief Operating Officer of Mellon Bank, Vice Chairman of Chase Manhattan Bank, and non-executive Chairman of both The Dime Bank and Riggs National Corporation. Throughout his career, Tony has had a distinguished record creating value for shareholders. John F. Remondi, Vice Chairman and Chief Financial Officer Jack will play an instrumental role in all business strategy and have responsibility for corporate finance, investor relations, accounting and reporting, financial planning, credit policy, and risk management. Jack joined Sallie Mae in 1999 as part of the company's acquisition of Nellie Mae and was a key player in Sallie Mae's transformation from a government sponsored entity to a fully private, retail-focused organization. Most recently, Jack was with PAR Capital Management, a Boston-based private investment management firm. Jack reports to Al Lord, Sallie Mae's Chief Executive Officer. New Management Biographies

SLM Business Fundamentals

SLM "Core Earnings" Revenue Mix Net interest income from student loans made up 69% of net revenue The remaining 31% of net revenue was derived from fee-generating businesses Asset Performance Group (formerly "DMO") third-party collections activities Guarantor Servicing for student loans Other sources, including late fees on student loans 12/31/2006 Guaranteed Loan Net Interest Income 33 Private Education Loans & Other Net Interest Income 36 Other 11 Guarantor Servicing 4 Asset Performance Group 16 Note: Figures for year ended December 31, 2007. Percentage of net revenues, before provisions for loan losses. 2007 Revenue Breakdown -

SLM Competitive Advantage and Market Position Vertically Integrated Origination/ Servicing/Collections Strong National and Regional Brands Integrated, Web-Based Technology Largest and Most Experienced Sales Team Breadth of Products and Services $164 B managed loans 10 million customers Economies of Scale SLM's Competitive Advantage Federal Student Loan Originations Federal Student Loan Originations Federal Student Loan Originations Federal Student Loan Originations Federal Student Loan Originations Federal Student Loan Originations Market Share Market Share Market Share Market Share Lender 2006 2003 2000 1997 1 Sallie Mae Preferred Channel1 27% 25% 17% 0% 2 Federal Government 21% 26% 32% 34% 3 Citigroup 6% 7% 6% 6% 4 JPMorgan Chase 6% 13% 12% 10% 5 Bank of America 5% 5% 5% 2% Note: Sallie Mae Brands 12% 7% 3% 0% Federal Student Loan Market Share Source: ED Top Originators of FFELP Loans. Federal fiscal year ended September 30. 1 Preferred Channel originations include loans originated under Sallie Mae brands, plus loans originated and purchased under contract from Sallie Mae's strategic lending partners. Singular Focus and Scale

FFELP Stafford and PLUS FFELP Consolidation Private Credit Loans Fee-Based Businesses Originated primarily through schools' financial aid offices Marketed under Sallie Mae brands plus those of strategic lender partners Loans originated, serviced and collected by SLM's servicing operations Originated primarily through SLM's nationwide school customer base, as well as direct-to-consumer channels Marketed predominantly as Sallie Mae brand consolidation loans Loans originated, serviced and collected by SLM's servicing operations Originated through both school and direct-to-consumer channels Predominantly Sallie Mae branded, coupled with FFELP loans when possible Loans originated, serviced and collected by SLM's servicing operations Asset Performance Group (formerly "DMO") and other fee businesses represent nearly one third of net revenue Growing fee business diversifies SLM's earnings Fundamentals of SLM Business Model Remain Unchanged

Losses are Highly Concentrated among Non-Traditional Borrowers Non-Traditional Traditional Total Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 1Q06 0.0727 0.0114 0.0214 2Q06 0.0719 0.0093 0.0193 3Q06 0.0927 0.0152 0.0281 4Q06 0.1064 0.0143 0.029 1Q07 0.1169 0.0202 0.0356 2Q07 0.0924 0.0129 0.0253 3Q07 0.1022 0.017 0.0306 4Q07 0.111 0.0168 0.0307 Delinquencies and defaults are concentrated among a small set of non-traditional schools and borrowers Limited number of schools accounted for > 50% of all charge-offs Failure to complete program is major driver of defaults More than 65% of borrowers with loans that charged off withdrew from programs or were less than 1/2 time status High concentration of withdrawals in non-traditional schools Non-traditional loans represented approximately 6% of SLM's private credit term ABS student loan collateral at 12/31/08 90 Days Delinquent as % of Repay Non-Traditional Traditional Total Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 1Q06 0.0582 0.008 0.0162 2Q06 0.0613 0.0067 0.0155 3Q06 0.0786 0.0079 0.0194 4Q06 0.0999 0.0102 0.0248 1Q07 0.1453 0.0176 0.038 2Q07 0.1497 0.0176 0.0383 3Q07 0.1283 0.0176 0.0351 4Q07 0.1208 0.0159 0.032 Gross Charge-Offs as % of Average Repay

Grow both Private and FFELP market share at traditional schools Significantly lower delinquencies and charge-offs Expect 10% growth in FFELP originations Expect 15+% growth in Private Education originations Curtail unprofitable originations with little strategic value High default rate non-traditional schools and borrowers Lower tier credit borrowers Wholesale FFELP Consolidation Loan acquisitions Adjust pricing of private credit loan products to reflect market conditions Utilize custom scorecards and revamped collections practices to improve private credit performance Reduce Borrower Benefits and operating expenses to generate acceptable returns under new FFELP economics Improve profitability of fee income businesses Increase operating efficiency Shed low risk return adjusted businesses Business Strategy Refocused on Most Profitable Businesses

The U.S. Student Loan Market

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 Private Loans 15312 15928 16612 16901 17272 17488 17672 17958 18264 18567 18839 19105 19374 19662 19944 20192 20442 Strong Industry Trends Continue Enrollment Projections Degree Granting Institutions Annual Cost of Education ($ thousands) Public Private Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 1/1/2000 8.08 21.476 1/1/2001 8.4 22.2 1/1/2002 9 23.9 1/1/2003 9.7 24.9 1/1/2004 10.6 26.1 1/1/2005 11.4 27.5 1/1/2006 12.115 28.743 1/1/2007 12.796 30.367 1/1/2008 13.589 32.307 Public CAGR: 6.8% Private CAGR: 5.1% Source: College Board Note: Academic years, average published tuition, fees, room and board charges at four-year institutions; enrollment-weighted Source: National Center for Education Statistics Note: Total enrollment in all degree-granting institutions; middle alternative projections for 2006 onward

Source: President's 2008 Budget. Gross commitments by fiscal year Note: Excludes consolidation volume Column 1 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2001 39.755 2002 45.305 2003 52.18 2004 59.318 2005 64.297 2006 69.091 2007 76.059 2008 82.543 2009 87.447 2010 92.651 2011 98.235 2012 104.288 2013 110.831 '01-'07 CAGR: 11.4% '07-'13 CAGR: 6.5% Federal Student Loan Origination Volume

Higher Education Return on Investment Income and employment are strongly correlated to educational attainment Less than H.S. High School Some College Associate Bachelor's Master's Doctorate Professional Earnings 24991 31880 37926 40764 51807 62004 90612 100000 Unemployment Rate 0.068 0.043 0.039 0.03 0.023 0.017 0.014 0.011 Source: U.S. Census Bureau, Current Population Survey, 2006 Annual Social and Economic Supplement. Represents median earnings for a full time, year-round worker over age 25. Unemployment data as of 2006. Represents unemployment for civilian noninstitutional population over age 25

Private College Public College Private College Public College 73428 28568 0 141496 75198 FFELP Funds Available 17125 17125 0 19000 19000 Private Education Loan Market Growth Students and parents have increasingly turned to private credit loans to fund the gap between student aid, federal loans and the rising cost of education Source: College Board. Cost of college includes tuition, fees, room and board, transportation and other expenses for four year degree granting institutions for academic years ended June 30, 1997 and 2007. (1) FFELP loan limit for four consecutive years of college. Limits increased on July 1, 2007 from $17,125 to $19,000 for dependent students. Cost of College vs. FFELP Loan Limits Academic Years 1997 vs. 2007 FFELP Limit(1) Federal loan shortfall AY1997 AY2007 Source: College Board, Trends in Higher Education Series (2007). Federal loan shortfall Private Education Loan Market Growth in Non-Federal Student Loan Originations Consolidated Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2001 4.5 2002 5.6 2003 7.6 2004 10.1 2005 13.8 2006 17 2007 18.5

Liquidity and Capital Markets Access

Liquidity At December 31, 2007, SLM maintained a primary liquidity position of $26.7B Sources of Primary Liquidity: Dec 31, 2007 Unrestricted Cash & Investments $10.3B $6.5B CP and Bank Lines 6.5B $6.0B Asset-Backed CP Program 5.9B $30.0B Interim Asset-Backed CP Program (1) 4.0B Total Sources of Primary Liquidity $26.7B Stand-by Liquidity: Unencumbered FFELP Loans 18.7B Total Primary and Stand-by Liquidity $45.4B (1) $30.0 billion Interim ABCP facility effectively terminates on April 24, 2008, with new borrowings unavailable after February 15, 2008, unless extended.

2008 Funding Plan Close new, 364-day ABCP conduit facilities to replace the Company's existing ABCP conduit facilities $25B(+) of term FFELP ABS issuance $3B(+) of Private Credit Student Loan ABS issuance Additional unsecured debt issuance, market conditions permitting Funding Plan -

Federal Student Loan Legislation

College Cost Reduction and Access Act Reduced lender yields on Stafford and Consolidation loans in repayment to CP+1.79% and CP+ 2.09% (CP+1.94% and CP+2.24% for not-for-profit lenders) Reduced lender yields on PLUS loans to CP+1.79% (CP+1.94% for not-for-profit lenders) The new legislation also - Eliminated the Exceptional Performer designation, effectively reducing the guarantee level for former EPs such as SLM from 99% to 97% (1) Increased origination fees paid by lenders from 0.5% to 1.0% Reduced default collections retained by guaranty agencies from 23% to 16% Required ED to develop a pilot auction program for Parent PLUS loans Provided loan forgiveness after 120 monthly payments to FDLP borrowers engaged in selected public service occupations For federal student loans disbursed after October 1, 2007, the new legislation... (1) Depending on the date of disbursement

FFELP Spread Pro Forma Table

Industry Impact Outlook - New CCRA economics expected to cause many industry participants to exit, both large and small Major student lenders have cut borrower benefits to varying degrees SLM ultimately expects to gain FFELP market share as players exit and pricing rationalizes

SLM's ABS Program

SLM ABS Issue Characteristics

Typical SLM FFELP ABS Transaction Features

- U.S. Government guaranteed collateral (1)
- Historical Issue size of $1.5B to $5.0(+)B
- Tranches denominated in US$ or Euros
- 'Aaa/AAA/AAA' rated senior tranches make up 97% of issue structure
- 20% risk based capital weighting on senior securities in most countries
- Floating rate tied to 3 mo. LIBOR, with occasional fixed rate issuance
- Amortizing tranches, with 1 to 15(+) year average lives
- Serviced by Sallie Mae, Inc.

Typical SLM Private Credit ABS Transaction Features

- Historical Issue size of $1.0B to $2.5(+)B
- US$ denominated
- Student loan collateral not guaranteed by the U.S. Government
- 'Aaa/AAA/AAA' rated class A senior tranches, 'Aa2/AA-/AA' rated Class B and 'A2/A/A' rated class C subordinate tranches
- Floating rate tied to 3 mo. LIBOR
- Typically amortizing tranches, with 1 to 15 year average lives
- Serviced by Sallie Mae, Inc.

(1) Principal and accrued interest on underlying FFELP loan collateral carry a guarantee of either 98% or 97%. Guarantee is dependent on meeting the servicing requirements of the U.S. Department of Education.

27

SallieMae
Champions for Higher Education.

Unique Characteristics of FFELP Loan ABS FFELP Student Loan ABS is Unique - Explicit U.S. government guarantee of underlying collateral Formerly 20% risk-weighted, now <10% risk-weighted under Basel II's IRB methodology Eligible as collateral at the Fed discount window

SLM ABS Issuance Volume and Portfolio 1 Excludes outstandings under SLM's asset-backed commercial paper program. Totals may not add due to rounding 2 Outstandings for total managed portfolio, after deducting loan loss allowance and unamortized discount 3 Based on pricing date SLM is the largest issuer of FFELP and private education loan ABS, and issued $26.3B of student loan ABS in 2007 Issuance ($billion) 1 Managed Portfolio ($billion) 2 2004 2005 2006 2007 FFELP Stafford/PLUS $10.1 $6.6 $5.1 $9.1 FFELP Consolidation 17.4 17.1 22.9 15.0 Private Credit 2.8 3.4 5.7 2.2 Total ABS Issuance $30.3 $27.0 $33.7 $26.3 2004 2005 2006 2007 FFELP Stafford/PLUS $46.8 $40.7 $39.9 $45.2 FFELP Consolidation 49.2 65.4 79.6 90.1 Private Credit 11.5 16.4 22.6 28.3 Total Portfolio $107.4 $122.5 $142.1 $163.6

SLM 2007 Total Managed ABS Issuance by Currency, Investor Geography and Issue Type SLM's ABS investor base is diversified and global ABS Funding Diversity USD Euro 0.9746 0.0253 FFELP Consolid-ation Stafford/Plus Private Credit 0.57030000013148 0.3447 0.085 US Europe Asia Other 0.539 0.41 0.02 0.03 By Currency By Investor Geography By Issue Type Note: Estimates based on information provided by various investment dealers. Totals may not add due to rounding.

SLM ABS Structures 1 Estimated based on a variety of assumptions concerning loan repayment behavior, as more fully described in the related prospectus, which may be obtained at http://www2.salliemae.com/investors/debtasset/slmsltrusts/. Actual average life may vary significantly from estimates. 2 ARS denotes Auction Rate Security Recent SLM New Issue ABS Structures

Note: Totals may not add due to rounding. Source: Credit Suisse 2007 ABS Issuer Rankings

Private Credit Student Loan ABS Program

Sallie Mae's Private Credit Student Loan Program (1) With a Co-Signer, maximum aggregate loan indebtedness is permitted to be up to the cost of education less any other aid. (2) Minimum FICO score for the standard program. Prior to July 1, 2001, minimum FICO score for Sallie Mae branded loans was 630. Custom programs have been negotiated with certain schools in which the FICO cut-off may be lower. In certain cases there is school recourse for these loans. Loans originated by Sallie Mae prior to the initiation of FICO-based underwriting standards in May 1998 represent < 1% of the pool outstandings. (3) Pursuant to its agreement with the American Association of Medical Colleges, Sallie Mae underwrites certain Medical loans on a judgmental basis, without reliance on the FICO score of the borrower.

SLM Private Credit Cumulative ABS Issuance(1) SLM Private Credit Student Loan ABS Issuance SLM Managed Private Credit Loans Outstanding(1) (1) Gross outstandings for total managed portfolio, before deducting loan loss allowance and unamortized discount. 2001 2002 2003 2004 2005 2006 2007 Higher Education 3.6 5 7.4 10 15.6 21.4 27.7 Career Training 0.8 1.1 1.3 1.6 1.9 2.3 2.7 2001 2002 2003 2004 2005 2006 2007 Issuance Volume 0.7 4.472 7.3 10.7 16.4 18.6 SLM issued $2.2B of private credit loan ABS during 2007, bringing total issuance to date to $19B

SLM Private Credit ABS Relative Value 3/28/2003 4/4/2003 4/11/2003 4/17/2003 4/25/2003 5/2/2003 5/9/2003 5/16/2003 5/22/2003 5/30/2003 6/6/2003 6/13/2003 6/20/2003 6/27/2003 7/3/2003 7/11/2003 7/18/2003 7/25/2003 8/1/2003 8/8/2003 8/15/2003 8/22/2003 8/29/2003 9/5/2003 9/12/2003 9/19/2003 9/26/2003 10/3/2003 10/10/2003 10/17/2003 10/24/2003 10/31/2003 11/7/2003 11/14/2003 11/21/2003 11/28/2003 12/5/2003 12/12/2003 12/19/2003 12/26/2003 1/2/2004 1/9/2004 1/16/2004 1/23/2004 1/30/2004 2/6/2004 2/13/2004 2/20/2004 2/27/2004 3/5/2004 3/12/2004 3/19/2004 3/26/2004 4/2/2004 4/9/2004 4/16/2004 4/23/2004 4/30/2004 5/7/2004 5/14/2004 5/21/2004 5/28/2004 6/4/2004 6/11/2004 6/18/2004 6/25/2004 7/2/2004 7/9/2004 7/16/2004 7/23/2004 7/30/2004 8/6/2004 8/13/2004 8/20/2004 8/27/2004 9/3/2004 9/10/2004 9/17/2004 9/24/2004 10/1/2004 10/8/2004 10/15/2004 10/22/2004 10/29/2004 11/5/2004 11/12/2004 11/19/2004 11/26/2004 12/3/2004 12/10/2004 12/17/2004 12/24/2004 12/31/2004 1/7/2005 1/14/2005 1/21/2005 1/28/2005 2/4/2005 2/11/2005 Private 11 11 11 11 10 10 10 10 9 9 9 9 9 9 9 9 9 9 9 9 9 9 9 9 9 9 9 10 10 10 10 9 9 9 9 9 9 9 9 9 9 8 8 7 7 7 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 6 5 4 4 4 4 4 4 4 4 4 4 4 4 3 3 3 3 3 2 2 2 1 1 1 1 2 2 Cards 5 5 5 5 4 4 4 4 4 4 4 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 5 4 4 3 3 3 2 2 2 2 2 2 3 4 4 4 4 3 3 3 3 3 4 4 4 5 4 4 4 4 3 3 3 3 3 3 3 3 3 3 3 3 2 2 2 2 2 2 2 2 2 2 2 2 1 1 1 1 1 3/28/2003 4/4/2003 4/11/2003 4/17/2003 4/25/2003 5/2/2003 5/9/2003 5/16/2003 5/22/2003 5/30/2003 6/6/2003 6/13/2003 6/20/2003 6/27/2003 7/3/2003 7/11/2003 7/18/2003 7/25/2003 8/1/2003 8/8/2003 8/15/2003 8/22/2003 8/29/2003 9/5/2003 9/12/2003 9/19/2003 9/26/2003 10/3/2003 10/10/2003 10/17/2003 10/24/2003 10/31/2003 11/7/2003 11/14/2003 11/21/2003 11/28/2003 12/5/2003 12/12/2003 12/19/2003 12/26/2003 1/2/2004 1/9/2004 1/16/2004 1/23/2004 1/30/2004 2/6/2004 2/13/2004 2/20/2004 2/27/2004 3/5/2004 3/12/2004 3/19/2004 3/26/2004 4/2/2004 4/9/2004 4/16/2004 4/23/2004 4/30/2004 5/7/2004 5/14/2004 5/21/2004 5/28/2004 6/4/2004 6/11/2004 6/18/2004 6/25/2004 7/2/2004 7/9/2004 7/16/2004 7/23/2004 7/30/2004 8/6/2004 8/13/2004 8/20/2004 8/27/2004 9/3/2004 9/10/2004 9/17/2004 9/24/2004 10/1/2004 10/8/2004 10/15/2004 10/22/2004 10/29/2004 11/5/2004 11/12/2004 11/19/2004 11/26/2004 12/3/2004 12/10/2004 12/17/2004 12/24/2004 12/31/2004 1/7/2005 1/14/2005 1/21/2005 1/28/2005 2/4/2005 2/11/2005 Private 44 44 44 44 43 43 43 40 40 40 40 40 40 40 40 40 40 40 40 40 40 40 40 40 40 40 39 39 39 39 39 39 39 38 38 38 38 38 38 38 38 33 33 30 30 28 28 28 28 28 20 20 18 18 18 18 18 18 18 19 19 19 19 19 19 19 19 19 19 19 19 19 18 17 17 17 17 17 17 17 17 17 16 16 16 15 15 15 15 15 14 14 14 13 13 13 13 13 13 Cards 18 18 19 19 19 19 18 18 17 17 17 17 17 17 17 17 17 16 16 16 16 16 16 16 17 16 16 12 12 12 12 12 12 14 13 13 13 13 13 13 13 12 12 12 12 13 13 13 13 12 12 12 12 13 13 13 13 13 13 13 13 14 14 14 14 14 13 13 13 13 13 13 13 13 13 13 13 13 13 13 13 13 12 12 12 11 10 10 9 9 9 9 9 9 8 8 8 7 7 Prior to the ABS market disruption, spreads on SLM Private Credit ABS were trading somewhat wider than comparable credit card ABS Source: Merrill Lynch Research.

Upgrades of SLM Private Credit Student Loan ABS Due to better-than-anticipated performance of the underlying collateral... In September 2007, Fitch upgraded the ratings of subordinate tranches of SLM's 2002-A Private Credit ABS issue to 'AA+' and 'A+' from their original ratings of 'A' and 'BBB' At the same time, Fitch upgraded the ratings of all of the subordinate tranches of SLM Private Credit ABS issues 2003-A thru 2004-B to 'AA' and 'A' from their original ratings of 'A+' and 'BBB+' Beginning in 2006, S&P began upgrading the ratings on the two subordinate tranches of SLM's new issue Private Credit ABS from 'A' and 'BBB', ultimately to the 'AA' and 'A' ratings assigned the subordinate tranches of SLM's 2007-A Private Credit ABS

Historical Static Pool Performance SLM Private Credit ABS Trusts thru November 2007

SLM Private Credit ABS Trusts 61- 90 and 90+ Day Delinquent Loans 61-90 Day Delinquencies 90+ Day Delinquencies

SLM Private Credit ABS Trusts Historical Cumulative Gross Charge-Off Experience (1) For SLM Private Credit Student Loan ABS issued prior to 2005-B, the servicer has the option, but not the obligation, to repurchase loans that become 180+ days delinquent. To date, the servicer has exercised this option and actual charge offs in these Trusts equal zero. Data above represents charge-offs outside these Trusts of 180+ day delinquent loans purchased by the servicer. Note: Data current as of Nov 30th, 2007.

SLM Private Credit ABS Prepayment Analysis Historical SLM Private Credit ABS CPRs

SLM 2007-A Private Credit Student Loan ABS

SLM Private Credit Student Loan Trust 2007-A The structure of SLM 2007-A is similar to prior Sallie Mae Private Credit ABS issues (1) Estimated based on a variety of assumptions concerning loan repayment behavior. Actual average life and repayment characteristics may vary significantly from estimates. (2) Approximate percent of Initial Asset Balance plus reserve account. (3) Approximate percent of Current Asset Balance. (4) Approximate percent of Initial Asset Balance.

SLM 2007-A Initial Summary Pool Characteristics Loan Programs % Co-Borrower as Obligor Borrower Payment Status Pool Weighted Original Average FICO Score 718 Pool Weighted Current Average FICO Score 710 Average Borrower Indebtedness $13,020 Weighted Average Remaining Term 214 months No Co-Borrower Co-Borrower East 0.419 0.581 Undergraduate/Graduate Law Loans MBA Loans Medical Loans Consolidation Loans Direct-to-Consumer East 0.752 0.035 0.008 0.014 0.098 0.094 Grace Deferment In School Forbearance Repayment East 0.08 0.011 0.711 0.024 0.173

SLM 2007-A FICO Distribution at Loan Origination(1) If there is a co-borrower, FICO score represents higher of borrower and co-borrower score. Loans with FICO scores greater than zero and less than 630 is less than 0.2% of the portfolio. Approximately 0.5% of the trust consists of student loans where no FICO scores were currently available or which were underwritten without relying upon FICO scores. <630 630-639 640-659 660-679 680-699 700-719 720-739 740-759 760-779 780-799 800+ FICO Score at Origination 0.0019 0.0226 0.1135 0.1439 0.1233 0.1208 0.1103 0.1056 0.1019 0.0882 0.0632 (2) (3)

Additional Information

Explicit Federal Guarantee Excerpt from the High Education Act - 20 U.S.C. 1082(0). "Consequences of guaranty agency insolvency. In the event that the Secretary has determined that a guaranty agency is unable to meet its insurance obligations under this part, the holder of loans insured by the guaranty agency may submit insurance claims directly to the Secretary and the Secretary shall pay to the holder the full insurance obligation of the guaranty agency, in accordance with Insurance requirements no more stringent than those of the guaranty agency. Such arrangements shall continue until the Secretary is satisfied that the insurance obligations have been transferred to another guarantor who can meet those obligations or a successor will assume the outstanding insurance obligations." Excerpt from the Federal Budget - "The higher Education Amendments of 1998 clarified that reserve funds held by public and non-profit guaranty agencies participating in the Federal Family Education Loan (FFEL) program are Federal Property. These reserves are used to pay default claims from FFEL lenders and fees to support agency efforts to avert defaults. The Federal Government reimburses these reserves for default claim payments."

SLM Corporate Debt Ratings As of December 31, 2007, SLM Corporation's senior unsecured credit ratings were as follows: Short-term unsecured debt..................... A-2(1) P-2(1) F3(1) Long- term senior unsecured debt............BBB+(1) Baa1(1) BBB(1) S&P Moody's Fitch (1) Each of the rating agencies has the Company's current ratings on review for potential downgrade.

2007 Earnings Summary

($ millions)	2007	2006	% Increase
"Core Earnings" Net Income [1]	$560	$1,253	- 55%
Stafford/PLUS Originations ($B)	$17.6	$16.0	10%
Internal FFELP Consolidations ($B)	$8.9	$14.5	- 37%
Private Education Loan Originations ($B)	$7.9	$7.4	7%
Managed FFELP Loans Outstanding ($B)	$135.3	$119.5	13%
Managed Pvt Ed Loans Outstanding ($B)	$28.3	$22.6	25%
Managed Student Loan Portfolio ($B)	$163.6	$142.1	15%
Mgd Pvt Ed Loan % of Total Mgd Student Loans	17%	16%	--
"Core Earnings" Net Student Loan Spread [2]	1.77%	1.84%	--
"Core Earnings" Loan Loss Provision	$1,394	$303	--
"Core Earnings" Private Loan NCOs as a % of Repayment	3.07%	1.62%	--
"Core Earnings" Fee and Other Income	$1,173	$1,100	7%
"Core Earnings" Operating Expenses	$1,440	$1,253	15%
Stockholders' Equity (GAAP)	$5,224	$4,360	20%
Tangible Capital Ratio	2.01%	1.84%	--

(1) GAAP Net Loss for 2007 was $896 million compared to GAAP Net Income of $1,157 in 2007.
(2) "Core Earnings" 2007 Net Student Loan Spread is before the impact of Interim ABCP Facility Fees and the effect of Wholesale Consolidation Loans.

49

SallieMae
Champions for Higher Education.

"Core Earnings" Presentation Used by SLM's management in developing financial plans, tracking results, establishing corporate performance targets and determining incentive compensation Used by equity investors, credit rating agencies and debt capital providers to measure the company's business performance Treat securitizations as long-term financings and recognize the economic effect of hedges; specifically exclude (i) gains on sales from securitizations and subsequent Retained Interest revenue (ii) derivative unrealized mark-to-market adjustments, (iii) unhedged floor income, and (iv) goodwill and intangible impairment and the amortization of acquired intangibles Reflect only current period adjustments to GAAP earnings and are not a substitute for reported results under GAAP May not be comparable to similarly titled measures reported by other companies Note: Both a description of SLM's "Core Earnings" treatment and a full reconciliation to the GAAP income statement is contained in the supplemental earnings disclosure to the company's quarterly earnings releases and most recent Form 10-Q. "Core Earnings" Performance Measures -

GAAP to Core Earnings EPS Reconciliation (In thousands, except per share amounts)

Additional Information Available at www.salliemae.com Additional Information Available at www.salliemae.com

Debt Investor Relations Contact Information Guido van der Ven Senior Vice President, Corporate Finance Sallie Mae, Inc. 36 Leitch Avenue Skaneateles, NY 13152 315-685-9825 guido.e.vanderven@slma.com Leo Subler Vice President, Corporate Finance Sallie Mae, Inc. 12061 Bluemont Way Reston, VA 20190 703-984-5564 leo.subler@salliemae.com